Eric Weinheimer	Sun Life Assurance Company of Canada
Vice-President &	150 King Street West
Associate General Counsel	Suite 1400
Toronto, Ontario
M5H 1J9
Tel: (416) 979-4825
Fax: (416) 979-3209
eric_weinheimer@sunlife.com
June 2, 2009
United States Securities and Exchange Commission
450 Fifth Street West, N.W.
Washington D.C. 20549
Attention:	Ms. Sasha Parikh Staff Accountant
Dear Ms. Parikh
Re:	Sun Life Financial Inc. Form 40-F for Fiscal Year Ended December 31, 2008 File No. 1-15014
We have received your letter addressed to Richard P. McKenney, the Executive Vice-President and Chief Financial Officer of Sun Life Financial Inc. (the “Company”) dated May 19, 2009 setting out comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 40-F (the “Form 40-F”) for the year ended December 31, 2008. The Company’s responses to your comments are set out below. For convenience, we have included the staff’s comments, in italics, followed by our responses.
While we believe that our disclosure was appropriate, we will provide additional disclosure in our future periodic reports to address the staff’s comments. We are doing so in the spirit of cooperation with staff, and any change in our future filings should not be taken as an indication that prior disclosures were in any way deficient or inaccurate.
As you know, the Company is a Canadian corporation and its financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company became a reporting issuer and a foreign private issuer in the United States when it filed a prospectus with the Commission in March 2000, pursuant to the “Multilateral Jurisdictional Distribution System” (“MJDS”). Under MJDS, the Company prepares its continuous disclosure documents in accordance with Canadian securities legislation and rules and files its periodic reports with the Commission on Form 40-F.
Sun Life Assurance Company of Canada
is a member of the Sun Life Financial group of companies.
www.sunlife.com

Exhibit 2 — Consolidated Financial Statements
Financial Investments and Related Net Investment Income
1) Fair Value Methodologies and Assumptions, page 21
1.	You disclose that you use an independent pricing service and broker dealers to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:
•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and

•	Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties.
Sun Life Financial Response
In future filings, we will include additional disclosure in the Notes to the annual consolidated financial statements included in the Company’s Form 40-F, similar to the following. The additional disclosure is underlined and in bold.
“i) Fair value methodology and assumptions
The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, the determination of fair value is based on market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparison to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, the Company typically considers the fair value to be based on unobservable market inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. Where pricing services or broker dealers are used in determining fair value, generally one quote or price is obtained per security. Quotes and prices obtained from third parties are only adjusted in very limited circumstances, such as where there is an error from the pricing service. The changes in fair value of assets with unobservable market inputs backing actuarial liabilities are expected to be largely offset by changes in those liabilities. Stocks that do not have a quoted market price on an active market and are designated as available-for-sale are reported at cost and are not material to these Consolidated Financial Statements.”
2.	Income taxes, page 52

You disclose the following on page 25 of MD&A: “The Company had income tax recoveries of $343 million in 2008 compared to income tax expenses of $522 million in 2007. The change was due to a lower level of earnings, realized tax benefits from unrecognized losses on asset impairments of prior years and a non-taxable portion of the gain on the disposal of the Company’s interest in CI Financial.” Provide us with revised disclosure that quantifies: 1) the amount of realized tax benefits from unrecognized losses on asset impairments of prior years and 2) non-taxable portion of the gain on the disposal of the Company’s interest in CI Financial. Tell us why these two items do not appear in the income tax rate reconciliation presented here in Note 19. Also explain why tax benefits from impairments of prior years were not recognized in the same year the impairments were recognized and the nature of the impairments.
Sun Life Financial Response
The “realized tax benefits from unrecognized losses on asset impairments of prior years” were $149 million and the “non-taxable portion of the gain on the disposal of the Company’s interest in CI Financial” was $140 million. The former was included in the income tax rate reconciliation in Note 19 in the line “Tax (benefit) cost of unrecognized losses” and the latter was included in the line “Tax exempt investment income”.

The $149 million tax benefit realized on prior years impairments relates to tax losses on investments in shares of a subsidiary of a capital nature, which were realized in a transaction with a third party in the fourth quarter of 2008. These shares were written down for accounting purposes in the late 1990’s. However, until the shares were sold in 2008 the book to tax difference was not expected to reverse in the foreseeable future and, as such, could not be recorded as a future/deferred tax asset in prior periods.

The non-taxable portion of the gain on the sale of CI Financial was due to the fact that only 50% of the gain is taxable in Canada.

The two items do not appear individually in the 2008 income tax rate reconciliation, as the reconciliation is prepared by categories in accordance with Canadian GAAP and it is not our practice to identify individual components. Both items fall within the appropriately described categories. The $149 million benefit relating to the sale of the shares of the Company’s subsidiary was a tax benefit of an unrecognized loss. As 50% of the gain on the sale of CI Financial was not taxed, the untaxed portion is tax exempt income. The Company has classified similar items on these lines in the current and prior years, and for consistency and comparability reasons, the two items were grouped in the appropriate lines.

In future filings, we will include additional disclosure in the Company’s annual management’s discussion and analysis (“MD&A) to provide more details on changes to the Company’s tax rate, including the major factors affecting the Company’s tax rate. The following disclosure is representative of such additional disclosure and would replace the final paragraph on page 27 of the MD&A included in the Company’s Form 40-F for the year ended December 31, 2008.
“During 2008, the Company had a tax recovery of $343 on income before income taxes and non-controlling interest of $537, leading to a negative effective tax rate of approximately 64%. This compares to a tax expense of $522 on income before income taxes and non-controlling interest of $2,847, and an effective tax rate of approximately 18% in 2007. The change in the tax expense and the effective tax rate in 2008 compared with 2007 was primarily due to realized tax benefits of $149 million from unrecognized losses on asset impairments of prior years, the non-taxable portion of the gain on the disposal of the Company’s interest in CI Financial of $140 million, and the impact of lower level of earnings in the Company as a whole, including losses by SLF US, which gave rise to income tax recoveries at higher rates.”
3.	Tell us how you determined the dollar amount attributable to the line item “Lower effective rates on income subject to taxation in foreign jurisdictions” in the rate reconciliation ($441 million, $250 million and $239 million). Identify the jurisdictions. Provide us with revised disclosure that explains the variation in the effective tax rate on the Sun Life Financial U.S. in Note 4 of 4% in 2006, 20% in 2007 and 39% in 2008.
Sun Life Financial Response
Lower effective rates on income subject to taxation in foreign jurisdictions
The Company is taxable in its primary jurisdiction, Canada, at a tax rate of approximately 32.5% in 2008 (35% in 2006 and 2007, hereafter called the “Canadian Tax Rate”). All pre-tax income is multiplied by the Canadian Tax Rate as the starting point for the Company’s income tax rate reconciliation. The amount in the line “Higher (lower) effective rates on income subject to taxation in foreign jurisdictions” is determined by taking all non-Canadian (“foreign”) pre-tax income and multiplying it by the Canadian Tax Rate, and then subtracting this number from the taxes actually accrued (or recovered) in foreign jurisdictions. It is important to note that the line “Higher (lower) effective rates on income subject to taxation in foreign jurisdictions” includes changes in the Company’s effective tax rate because of both higher and lower taxed income earned in foreign jurisdictions.
The line “Higher (lower) effective rates on income subject to taxation in foreign jurisdictions” is adjusted for losses that are not being taxed effected in foreign jurisdictions.

All losses not being tax effected in all jurisdictions are disclosed in the line “Tax (benefit) cost of unrecognized losses”.

The significant foreign jurisdictions in which the Company carries on business include the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Bermuda, Barbados and Hungary, as disclosed under the heading “Additional Company Information” in the Company’s 2008 Annual Report.

Sun Life Financial US’s Tax Rate

Sun Life Financial U.S. (“SLF US”) is a business segment of the Company’s operations for reporting purposes, and is comprised of legal entities that operate in the United States and other tax jurisdictions. By virtue of the corporate and capital structure of SLF US, its type of earnings and the location of its operations, SLF US reports permanent tax differences and low taxed income that remain relatively constant year over year, irrespective of the overall income of SLF US. However, income from the SLF US’s primary operations in the United States has fluctuated over the last few years. Income earned directly in the United States is generally taxed at a rate of approximately 35%. The tax expense (recovery) fluctuation between 2006 and 2008, and thus the change in tax rate, is primarily the result of changes to pre-tax income in taxable United States entities. The change in pre-tax income in SLF US (2007 income is up over 2006 by $256 million, and 2008 income is down compared to 2007 by $2,390 million) multiplied by the 35% US tax rate accounts for the majority of the change in the SLF US tax expense line.

Additional disclosure concerning the variation in the Company’s effective tax rate is included in the additional disclosure shown at the end of our response to staff’s question 2.

4.	Note 26, Summary of Differences between accounting principles in Canada and in the United States, page 74

Tell us why losses on stocks of $338 million at December 31, 2008 that have been in a continuous loss position for more than 12 months were not considered to be other than temporary impairments and recognized as a loss under US GAAP. Provide us quantified information on losses for more than nine months and more than six months explaining why those losses were not considered to be other temporary.
Sun Life Financial Response
The Company has a portfolio monitoring process that is designed to identify securities that are other-than-temporarily impaired (the “Impairment Monitoring Process”). This process involves a quarterly screening of all impaired securities, with particular attention paid to identify securities whose fair value to amortized cost percentage have been less than 80% for an extended period of time. These securities are evaluated for impairment based on all relevant facts and circumstances, such as the issuer’s ability to continue to operate as a going concern, ratings downgrades, evaluation of the issuer’s financial position and near term recovery prospects, difficulties being experienced by an issuer’s parent or affiliates, and management’s assessment of the outlook for the issuer’s industry/sector and the anticipated time to recovery.
Stocks in a loss position for 12 months or more
Of the $338 million of unrealized losses on securities that were in an unrealized loss position for 12 months or more on December 31, 2008, $247 million related to investments in two exchange traded funds (the “ETFs”) that had unrealized losses of $89 million and $158 million. Although the ETFs were in a loss position for 12 months or more and the extent of the loss was significant, the ETFs are linked to market indices and are, therefore, reflective of overall equity market conditions, rather than the performance of a specific issuer or industry. The losses on these ETFs increased throughout 2008, with the largest increase occurring in the third and fourth quarters of 2008. The unrealized losses on the ETFs resulted from declines in the underlying indices (the S&P 500 and the MSCI EAFE Index), which contain a diversified group of high quality large capital-base issuers. The ETFs were determined to be temporarily impaired.
The remaining $91 million of unrealized losses related to securities that were in an unrealized loss position for 12 months or more on December 31, 2008 were reviewed in the Company’s Impairment Monitoring Process and were determined to be temporarily impaired, based on an assessment of the factors described above.
Stocks in a loss position for 6 months or more and less than 12 months
On December 31, 2008, the Company had unrealized losses of $36 million on securities that were in an unrealized loss position for 9 months or more and less than 12 months and had unrealized losses of $22 million on securities that were in an unrealized loss position for 6 months or more and less than 9 months. These securities were reviewed in the Company’s Impairment Monitoring Process and were determined to be temporarily impaired, based on an assessment of the factors described above.
2008 Other-than-Temporary Impairments
In 2008, the Company recognized total other-than-temporary equity impairment charges of $122 million. These charges were included in the ($951) million reported in the line “Net realized gains (losses)” in Note 26 on page 62 in the reconciliation table under the heading “A) Reconciliation of Selected Canadian (CDN.) GAAP Financial Statement Information to U.S. GAAP — i) Consolidated statements of operations”.
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          It is our objective to provide meaningful, accurate disclosure in all of our continuous disclosure documents and we thank you for your comments on the disclosure in the Company’s Form 40-F. As requested in your letter, we acknowledge the following:
•	that the Company is responsible for the adequacy and accuracy of the disclosure in the documents filed by the Company with the Commission;

•	that comments from the Commission’s staff or changes to the Company’s disclosure in response to those comments do not foreclose the Commission from taking any action with respect to the document filed with the Commission; and

•	that the Company may not assert comments by the Commission staff as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.
          If you have any questions or comments with respect to our responses in this letter, please contact the writer at (416) 979-4825.

Yours very truly,
/s/ “Eric Weinheimer”
Eric Weinheimer
Vice-President and Associate General Counsel

ERW:dj
cc:	Richard P. McKenney, Executive Vice-President & Chief Financial Officer Colm Freyne, Senior Vice President & Controller Bruce Jack, Deloitte & Touche LLP